NO ACT

DC
PE
10-14-11



November 3, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Act: 1934
Section:
Rule: 16B-7
Public Availability: 11/3/2011

Re: 1 Liberty Media Corporation
2 Liberty Interactive Corporation
Incoming letter dated October 14, 2011

Based on the facts presented, the Division's view is as follows. Capitalized terms have the same meanings defined in your letter.

The described acquisitions and dispositions of securities pursuant to the Redemptions will be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-7(a); provided, however, that such exemption would not be available to the extent of any non-exempt purchase and sale within less than six months, as specified in Rule 16b-7(d).

This position is based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

2



Sincerely,

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2011

Mail Stop 4561

Robert W. Murray Jr
Baker Botts LLP
30 Rockefeller Plaza
New York, New York
10112-4498

Re: Liberty Media Corporation
Liberty Interactive Corporation

Dear Mr. Murray:

In regard to your letter of October 14, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

BAKER BOTTS LLP

30 ROCKEFELLER PLAZA
NEW YORK, NEW YORK
10112-4498

TEL +1 212.408.2500
FAX +1 212.408.2501
www.bakerbotts.com

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October 14, 2011

Robert W. Murray Jr.
TEL +1 212-408-2540
FAX +1 212-259-2540
robert.murray@bakerbotts.com

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Separation of Liberty Media Corporation – Rule 16b-7

Ladies and Gentlemen:

We are advising Liberty Media Corporation, a Delaware corporation formerly named Liberty CapStarz, Inc. ("**LMC**"), in connection with its separation on September 23, 2011 ("**Separation**") from Liberty Interactive Corporation, a Delaware corporation formerly named Liberty Media Corporation ("**LIC**"). We refer to LIC before the Separation as "**old LMC**."

Old LMC's common stock consisted of three "tracking stocks" that were intended to reflect the economic performance of particular businesses or "groups": the Liberty Starz common stock, par value $0.01 per share ("**old LMC Starz common stock**"), which reflected the businesses, assets and liabilities attributed to the Liberty Starz Group ("**old LMC Starz Group**"); the Liberty Capital common stock, par value $0.01 per share ("**old LMC Capital common stock**"), which reflected the businesses, assets and liabilities attributed to the Liberty Capital Group ("**old LMC Capital Group**"); and the Liberty Interactive common stock, par value $0.01 per share ("**old LMC Interactive common stock**" and, collectively with old LMC Starz common stock and old LMC Capital common stock, "**old LMC common stock**"), which reflected the businesses, assets and liabilities attributed to the Liberty Interactive Group ("**old LMC Interactive Group**"). Each tracking stock of old LMC was divided into three series, with each series having different voting rights.

As a result of and immediately following the Separation, all of the businesses, assets and liabilities that had been attributed to the old LMC Starz Group and the old LMC Capital Group are now held by LMC, which is an independent publicly held corporation wholly owned by the former holders of shares of old LMC Starz common stock and old LMC Capital common stock. Like old LMC, the businesses, assets and liabilities of LMC are divided into groups, with the businesses, assets and liabilities that had been attributed to the old LMC Starz Group being attributed to the LMC Starz Group ("**LMC Starz Group**"), and the businesses, assets and liabilities that had been attributed to the old LMC Capital Group being attributed to the LMC Capital Group ("**LMC Capital Group**"). LMC's common stock consists of two tracking stocks: the Liberty Starz common stock, par value $0.01 per share ("**LMC Starz common stock**"), which reflect the businesses, assets and liabilities attributed to the LMC Starz Group; and the Liberty Capital common stock, par value $0.01 per share ("**LMC Capital common stock**" and, together with LMC Starz common stock, the "**LMC common stock**"), which reflect the businesses, assets and liabilities attributed to the LMC Capital Group. Each tracking stock of LMC is also divided into three series, with each series having different voting rights.

As more fully described herein, the Separation was effected pursuant to the terms of a Reorganization Agreement between old LMC and LMC (**"Reorganization Agreement"**) and old LMC's Restated Certificate of Incorporation (the **"old LMC Charter"**). Following the completion of restructuring transactions as a result of which LMC now holds the businesses, assets and liabilities that were previously attributed to the old LMC Starz Group and the old LMC Capital Group, each outstanding share of old LMC Starz common stock and each outstanding share of old LMC Capital common stock was redeemed at the time of the Separation (together, the **"Redemptions"**), pursuant to the old LMC Charter, for one share of the corresponding series of LMC Starz common stock and LMC Capital common stock, respectively.

On behalf of LIC and LMC, we respectfully request that the staff (**"Staff"**) of the Division of Corporation Finance of the Securities and Exchange Commission (**"Commission"**) concur in our view that the disposition of old LMC common stock and the acquisition of LMC common stock in the Redemptions by persons who are subject to Section 16(b) of the Exchange Act (as hereinafter defined) will be exempt from Section 16(b) by virtue of Rule 16b-7 thereunder.

I. Background

LIC and LMC have authorized us to make the following factual representations on their behalf:

A. Old LMC

Businesses. Old LMC owned interests in subsidiaries and other companies engaged in the video and on-line commerce, media, communications and entertainment industries. As noted above, old LMC had divided its businesses, assets and liabilities into three "tracking stock" groups: the old LMC Interactive Group, the old LMC Starz Group and the old LMC Capital Group. None of the groups represented a separate legal entity; rather, each represented those businesses, assets and liabilities which old LMC had attributed to that group in accordance with the old LMC Charter.

The businesses attributed to the old LMC Interactive Group were those engaged in video and on-line commerce, and included the subsidiaries QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and Celebrate Interactive Holdings, Inc., as well as interests in Expedia, Inc., HSN, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. As of June 30, 2011, the old LMC Interactive Group was attributed with approximately $15,551 million in total assets (including approximately $1,239 million of cash and cash equivalents, including subsidiary cash) and approximately $11,113 million in total liabilities (including approximately $7,045 million principal amount of debt, including subsidiary debt).

The old LMC Starz Group focused primarily on video programming, and had attributed to it the subsidiary Starz, LLC. As of June 30, 2011, the old LMC Starz Group was attributed with approximately $2,761 million in total assets (including approximately $1,035 million of cash and cash equivalents, including subsidiary cash) and approximately $391 million in total liabilities (including approximately $42 million principal amount of debt, consisting of subsidiary debt).

The assets and businesses attributed to the old LMC Capital Group were those that were not otherwise attributed to the old LMC Interactive Group or the old LMC Starz Group, and include the subsidiaries Atlanta National League Baseball Club, Inc., TruePosition, Inc., MacNeil/Lehrer Productions and Liberty TV, Inc. (formerly WFRV and WJMN Television Station, Inc.), old LMC's equity investments Sirius XM Radio, Inc. and Live Nation Entertainment, Inc., and minority interests (accounted for as "available for sale" or AFS securities) in several companies, including AOL Inc., Time Warner Inc., Time Warner Cable Inc., Sprint Nextel Corporation and Viacom Inc. As of June 30, 2011, the old LMC Capital Group was attributed with approximately $6,515 million in total assets (including approximately $1,067 million of cash and cash equivalents, including subsidiary cash) and approximately $3,600 million in total liabilities (including approximately $750 million principal amount of debt).

As of July 31, 2011, old LMC had the following shares outstanding:

Series/Tracking Stock	Outstanding
Series A Liberty Starz common stock	49,222,471
Series B Liberty Starz common stock	2,949,073
Series A Liberty Capital common stock	74,138,127
Series B Liberty Capital common stock	7,345,691
Series A Liberty Interactive common stock	572,681,560
Series B Liberty Interactive common stock	29,002,021

While the old LMC Charter had also authorized a Series C as to each of old LMC's tracking stocks, none of such shares were outstanding at the time of the Separation.

B. The Separation

General. The Separation was effected pursuant to the terms of the Reorganization Agreement and the old LMC Charter. A special meeting of stockholders of old LMC Starz common stock and old LMC Capital common stock was held on May 23, 2011, to consider and vote on proposals to approve the Redemptions in order to effect the Separation, at which time the proposals were both approved by the requisite vote of stockholders.

Structure of the Separation. In accordance with the Reorganization Agreement, among other things, (1) the businesses, assets and liabilities attributed to the old LMC Starz Group and the old LMC Capital Group were contributed, assigned or otherwise transferred to LMC in a series of transactions that are described in a Plan of Restructuring (the "**Restructuring Plan**") that is attached to and forms a part of the Reorganization Agreement, and (2) prior to the Separation, LMC filed with the Delaware Secretary of State a Restated Certificate of Incorporation ("**LMC Charter**") which was effective immediately prior to the Redemptions, at which time the then outstanding shares of LMC common stock, all of which were owned by old LMC, were automatically reclassified into: (i) a number of shares of each series of LMC Starz common stock equal to the number of shares of the same series of old LMC Starz common stock outstanding immediately prior to the Separation; and (ii) a number of shares of each series of LMC Capital common stock equal to the number of shares of the same series of old LMC Capital common stock outstanding immediately prior to the Separation. Following the consummation of the transactions contemplated by the Restructuring Plan, the outstanding shares of old LMC Starz common stock and old LMC Capital common stock were redeemed, in accordance with the old LMC Charter, on a one-for-one basis, for the same series of LMC Starz common stock and LMC Capital common stock, respectively.

The consummation of the Separation was subject to conditions set forth in the Reorganization Agreement, including the entry of a final, non-appealable judgment that the Separation not constitute a disposition of substantially all the assets of Liberty Media LLC ("**Liberty LLC**") under an indenture, entered into by Liberty LLC, pursuant to which a significant amount of the debt attributed to the old LMC Interactive Group had been issued. The Delaware Court of Chancery ruled in old LMC's favor to the foregoing effect on April 29, 2011, and on September 21, 2011, the Delaware Supreme Court confirmed the ruling of the Court of Chancery, thereby satisfying the foregoing condition. The Separation was effected two days later, on September 23, 2011.

As a result of the Separation, LMC become a separately-traded public company that holds the businesses, assets and liabilities that were previously attributed to the old LMC Starz Group and the old LMC Capital Group. In addition, the holders of old LMC Starz common stock and old LMC Capital common stock became, on the date of the Separation, stockholders of LMC rather than old LMC, and the old LMC Starz common stock and the old LMC Capital common stock are no longer outstanding. Following the Separation, LIC has continued as an independent public company that owns and operates the businesses attributed to the old LMC Interactive Group. The old LMC Interactive common stock, which remains outstanding as the Liberty Interactive Corporation Liberty Interactive common stock, is the only outstanding common stock of LIC and was not changed by the Separation.

Stockholder Vote. Consummation of the Separation was conditioned upon the approval of the holders of the old LMC Starz common stock and the old LMC Capital common stock. As noted above, at a special meeting of stockholders held on May 23, 2011: (1) the redemption of the outstanding shares of each series of old LMC Starz common stock for shares of the corresponding series of LMC Starz common stock was approved by the holders of a majority of the aggregate voting power of the shares of old LMC Starz common stock present and entitled to vote, voting as a separate class; and (2) the redemption of the outstanding shares of each series of old LMC Capital common stock for shares of the corresponding series of LMC Capital common stock was approved by the holders of a majority of the aggregate voting power of the shares of old LMC Capital common stock present and entitled to vote, voting as a separate class.

Proxy Solicitation: Registration of LMC Common Stock. In connection with the Separation, old LMC filed with the Commission under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and furnished to the holders of old LMC Starz common stock and old LMC Capital common stock a proxy statement/prospectus (the "**Proxy Statement/Prospectus**") for use in soliciting their proxies to approve the Redemptions.

The Proxy Statement/Prospectus also constituted a prospectus of LMC with respect to the shares of LMC common stock issued in the Separation. LMC filed with the Commission a registration statement on Form S-4 (the "**Form S-4 Registration Statement**") to register such shares under the Securities Act of 1933, as amended (the "**Securities Act**"), which registration statement included the Proxy Statement/Prospectus. The Form S-4 Registration Statement was declared effective on April 19, 2011.

C. LMC

LMC owns all of the businesses, assets and liabilities that were attributed to the old LMC Starz Group and the old LMC Capital Group at the time of the Separation, and attributes those businesses, assets and liabilities to the LMC Starz Group and the LMC Capital Group, respectively. Substantially all of the members of the board of directors and management of old LMC hold the same positions at LMC. In addition, the management of the businesses attributed to the old LMC Starz Group and the LMC Capital Group have continued with those businesses as part of LMC.

LMC became subject to the reporting requirements of the Exchange Act as a result of the Form S-4 Registration Statement having been declared effective. In addition, LMC has filed a registration statement on Form 8-A with the Commission, registering the LMC common stock pursuant to Section 12(b) of the Exchange Act. The LMC common stock is listed and trades on the NASDAQ Global Select Market. As noted above, LMC became a separately traded public company on September 23, 2011, the day on which the Redemptions were effected.

II. Legal Analysis Relating to Rule 16b-7

Rule 16b-7 under the Exchange Act provides an exemption from Section 16(b) for certain acquisitions and dispositions of securities pursuant to mergers, reclassifications, consolidations and other similar transactions. In particular, the Rule exempts acquisitions or dispositions of securities pursuant to such transactions under the following conditions:

(1) In the case of the acquisition of a security, the security was acquired in exchange for a security of a company that owned 85% or more of either (i) the equity securities of all other companies involved in the merger, reclassification or consolidation or (ii) the combined assets of all of the companies involved in the merger, reclassification or consolidation, computed according to their book values before the merger, reclassification or consolidation as determined by reference to their most recent available financial statements for a 12 month period before the merger, reclassification or consolidation, or such shorter time as the company has been in existence; and

(2) In the case of a disposition of a security, the security was of a company that owned 85% of more of either: (i) the equity securities of all other companies involved in the merger, reclassification or consolidation; or (ii) the combined assets of all of the companies involved in the merger, reclassification or consolidation, computed according to their book values before the merger, reclassification or consolidation as determined by reference to their most recent available financial statements for a 12 month period before the merger, reclassification or consolidation. See Rule 16b-7(a)(1) and (a)(2).

In our view, the acquisition of LMC common stock by the holders of old LMC Starz common stock and old LMC Capital common stock by means of the Redemptions, and the corresponding disposition of old LMC Starz common stock and old LMC Capital common stock, satisfy the requirements of the Rule 16b-7 exemption. Immediately prior to the Redemptions, old LMC owned 100% of the outstanding equity securities of LMC, the only other party involved in the transaction. Furthermore, immediately prior to the Redemptions, old LMC owned 100% of the combined assets of old LMC and LMC, the two parties involved in the transaction, computed according to their book values before the transaction as determined by reference to their financial statements as of and for the year ended December 31, 2010 (the most recent available financial statements for a 12 month period before the transaction). Accordingly, we believe that the ownership requirements set forth in Rule 16b-7(a)(1) and (a)(2) are satisfied.

The purpose of the 16b-7 exemption is clearly consistent with the Separation. In announcing the adoption of Rule 16b-7, the Commission stated: "The exemption is granted whenever a merger or consolidation does not result in any significant change in the character or structure of the company." See Exchange Act Release No. 34-4717 (June 9, 1952). Although the outstanding shares of old LMC Starz common stock and old LMC Capital common stock were issued by old LMC, they were intended to reflect the performance of the old LMC Starz Group and the old LMC Capital Group, respectively. Following the Redemptions, the LMC Starz common stock reflects the performance of the LMC Starz Group, which has attributed to it the businesses, assets and liabilities that were attributed to the old LMC Starz Group immediately prior to the Redemptions, and the LMC Capital common stock reflects the performance of the LMC Capital Group, which has attributed to it the businesses, assets and liabilities that were attributed to the old LMC Capital Group immediately prior to the Redemptions. The businesses, assets and liabilities attributed to the LMC Starz Group and the LMC Capital Group comprise all of the businesses, assets and liabilities of LMC. The management of each of the businesses that were attributed to the old LMC Starz Group and the old LMC Capital Group remained with those businesses after the Separation, at which time those businesses became attributed to the LMC Starz Group and the LMC Capital Group, respectively. Moreover, almost all of the members of senior management of old LMC became senior management of LMC, and all but one member of the old LMC Board of Directors prior to the Redemptions became members of the LMC Board of Directors. The terms of the LMC Starz common stock and the LMC Capital common stock, as set forth in the LMC Charter, are substantially similar to the terms of the old LMC Starz common stock and the old LMC Capital common stock, respectively, as set forth in the old LMC Charter. In proposing Rule 16b-7, the Commission pointed out that the exemption is based on the premise that the transactions covered by the rule are of relatively minor importance to the stockholders of a particular company and do not present significant opportunities to insiders to profit by advance information concerning the prospect of the transaction, and, because of their trivial importance, do not significantly alter *in an economic sense* the type of security which the insider held prior to the transaction. See Exemption of Certain Transactions from Section 16(b), 17 Fed. Reg. 3177 (April 10, 1952) (codified at 17 CFR Part 240). See also prior interpretive letters for United States Steel Corporation (available November 20, 2001) (hereinafter *United States Steel*) and Electronic Data Systems Holding Corporation (available April 29, 1996) (hereinafter *EDS*).

We note that a redemption does not meet the literal requirements of Rule 16b-7, in that it is not a merger, reclassification or consolidation. However, the Commission has interpreted the term "merger" to include other transactions that do not involve a merger if they are substantively equivalent to a merger or have the same effect as a merger. See Exchange Act Release No. 34-52202 (August 9, 2005), Exchange Act Release No. 34-18114 (September 24, 1981) (Question 142) and St. Charles Acquisition Limited Partnership (available June 25, 1992). While we recognize that Rule 16b-7 does not apply to redemptions generally, we believe its application to the Redemptions in this instance is warranted. In relevant respects, the Redemptions are little different from a merger exempted by Rule 16b-7. In a merger exempted by the Rule, the transaction satisfies either 85% ownership standard, so that the merger effects no major change in the issuer's business or assets. Similarly, in the Redemptions no major change occurred to the businesses, assets and liabilities attributed to the LMC Starz Group and the LMC Capital Group. The similarities are readily illustrated by the fact that old LMC also could have effected the Separation by forming a wholly-owned shell "mergerco" subsidiary that owned LMC, merging the shell subsidiary into LMC with LMC as the surviving corporation, and having each outstanding share of old LMC Starz common stock and old LMC Capital common stock converted into the right to receive LMC Starz common stock and LMC Capital common stock, respectively. That was exactly the structure used by USX Corporation and General Motors, Inc. to split off United States Steel Corporation and Electronic Data Systems Holding Corporation, respectively. See *United States Steel* and *EDS*. In both of those cases, prior to the merger the split-off company had been tracked by a separate class of common stock of the parent that was converted, in the merger, into the right to receive the common stock of the split-off company. The structural differences between the Redemptions in our case and the mergers in *United States Steel* and *EDS* do not alter the fact that in each case, the transaction does not significantly alter *in an economic sense* the investment held by stockholders (including insiders) before the transaction. The merger in each of *United States Steel* and *EDS* was, for all intents and purposes, the economic equivalent of a redemption. Moreover, in *United States Steel,* USX Corporation had U.S. Steel transfer to it $700 million in cash at the time of U.S. Steel's separation, and in *EDS,* General Motors had EDS transfer to it $500 million in cash at the time of EDS's separation. As old LMC did not cause LMC to make a similar cash payment to old LMC at the time of the Separation, we believe the Separation had less of an impact, in an economic sense, on the investment of stockholders in old LMC Starz common stock and old LMC Capital common stock than was the case for stockholders in USX-U.S. Steel Group common stock and Class E common stock of General Motors Corporation.

Similarly, the Redemptions are little different from a reclassification exempted by Rule 16b-7. In its *amicus* brief in *Marc Bruh v. Bessemer Venture Partners III L.P.* 464 F.3rd 202 (2nd Cir. 2006), the Commission compared a reclassification to a merger, noting:

> In all relevant respects a reclassification is little different from a merger exempted by Rule 16b-7. In both cases, all stock in a class is exchanged on terms that have been approved by the board and/or shareholders. The exchange occurs on a class-wide basis... Indeed, the similarities between the two can be readily seen by the fact that a reclassification could also be effected by the issuer creating a new shell company, capitalizing it, merging the old company into the new, and then exchanging stock in the old company for stock in the new.

Like the example posited by the Commission in its *amicus* brief, all of the old LMC Starz common stock and the old LMC Capital common stock was exchanged on terms that had been approved by the board and the holders of that stock. The exchange effected by the Redemptions impacted such stockholders equally. And, as noted above, the exchange effected by the Redemptions could have been effected by a merger using a new shell company.

We note that were 16b-7 not applicable under the present circumstances, it could lead to certain burdensome and inequitable results. For example, if Rule 16b-7 were not available and the acquisition of LMC common stock in the Redemptions were treated as a non-exempt "purchase" for purposes of Section 16(b), persons who were subject to Section 16(b) upon consummation of the Separation would as a practical matter be barred from effecting any non-exempt "sales" of LMC common stock for a period of six-months thereafter. This result appears particularly inequitable given that: (i) most of the persons who were subject to Section 16(b) upon consummation of the Separation hold significant investments in LMC as a result of the Redemptions of their shares of old LMC Starz common stock and old LMC Capital common stock, which in many cases were acquired long ago; (ii) the old LMC Starz common stock and the LMC Starz common stock were both intended to reflect the financial performance of the same businesses, assets and liabilities, and the same is true of the old LMC Capital common stock and the LMC Capital common stock; (iii) after the Separation, LMC has the same assets, businesses and liabilities as those previously attributed to the old LMC Starz Group and the old LMC Capital Group, and those businesses continue to be operated by the same management; (iv) almost all of the members of the senior management of old LMC have become senior management of LMC, and all but one of the members of the old LMC Board of Directors prior to the Redemptions is a member of the LMC Board of Directors; and (v) there was no ability by insiders to abuse inside information regarding the Separation, as it was first announced almost 15 months prior to the Separation and the details of the Separation are described, in all material aspects, in the Form S-4 Registration Statement.

Consistency of Relief With Prior Staff Interpretations. We believe that our view regarding the requirements of Rule 16b-7 is supported by the position taken by the Staff in prior interpretive letters involving transactions similar to the Separation. See *United States Steel* and *EDS*. Based on the foregoing, we respectfully request that the Staff concur with our view that the acquisition of LMC common stock, as well as the corresponding disposition of old LMC common stock, pursuant to the Redemptions by persons who are subject to Section 16(b) of the Exchange Act are exempt from Section 16(b) by virtue of Rule 16b-7.

In accordance with Exchange Act Release No. 33-6269, I am enclosing herewith seven additional copies of this letter. If you should have any questions regarding this letter, or if you should require any additional information, please do not hesitate to call the undersigned at (212) 408-2540. I would appreciate it if you would advise us as soon as possible in the event that you conclude that you are unable to concur with any of the views expressed in this letter and, in any event, prior to issuing a written response declining to agree with any such views.



Very truly yours,

Robert W. Murray Jr.

cc: Charles Y. Tanabe
Craig Troyer
Frederick H. McGrath
Renee L. Wilm